EXHIBIT 12.01

EL PASO ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings from Continuing Operations (a)	141,333	99,977	115,451	109,220	87,453
Fixed Charges (b)
Interest charges	51,080	50,908	48,813	37,648	36,744
Interest portion of rent expense	830	929	1,085	1,181	1,186

Total Fixed Charges	51,910	51,837	49,898	38,829	37,930
Capitalized Interest	(19,974)	(16,283)	(15,872)	(11,897)	(4,907)

Earnings (c)	173,269	135,531	149,477	136,152	120,476

Ratio of Earnings to Fixed Charges	3.3	2.6	3.0	3.5	3.2

(a)	Earnings from continuing operations consist of income from continuing operations before income taxes, extraordinary item and cumulative effects of accounting changes.
(b)	Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c)	Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.